UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70575

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Skypoint Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1380 West Paces Ferry Road Suite 2180
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404-317-4781	bportwood@skypointcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ascent CPA Group, LLC
(Name – if individual, state last, first, and middle name)

3372 Peachtree Road, NE Suite 115	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

12/19/2017	6419
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Skypoint Capital Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

MICHAEL LOTT NOTARY EXPIRES GEORGIA February 6, 2028 PUBLIC CHEROKEE COUNTY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SKYPOINT CAPITAL PARTNERS, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2024

SKYPOINT CAPITAL PARTNERS, LLC
TABLE OF CONTENTS

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Skypoint Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skypoint Capital Partners LLC as of December 31, 2024, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Skypoint Capital Partners LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Skypoint Capital Partners LLC's management. Our responsibility is to express an opinion on Skypoint Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Skypoint Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Skypoint Capital Partners LLC's financial statements. The supplemental information is the responsibility of Skypoint Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Skypoint Capital Partners LLC's auditor since 2021.
Atlanta, Georgia
February 27, 2025

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	97,427
Accounts receivable		1,092,784
Property & equipment, net of accumulated depreciation of $8,130		3,166
TOTAL ASSETS	**$**	**1,193,377**

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	74,120
TOTAL LIABILITIES		74,120
Members' Equity		
Additional paid-in capital		1,815,000
Retained earnings (accumulated deficit)		(695,743)
Total Members' Equity		1,119,257
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**1,193,377**

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2024

Revenue:		
Marketing fees	$	4,159,848
Interest		7,325
Miscellaneous		500
Total Revenue		4,167,673
Operating Expenses:		
Bank service charges		1,514
Advertising, marketing, & promotion		42,835
Communications		6,873
Depreciation		1,589
Dues and subscriptions		68,802
Insurance		90,452
Office expenses		1,633
Regulatory Expenses		12,456
Rent/lease expenses		53,250
Payroll expenses		1,764,534
Professional fees		257,108
Taxes		182,901
Travel, meals & entertainment		28,157
Total Expenses		2,512,104
Net Ordinary Income		1,655,569
Net Income	$	1,655,569

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2024

Members' Equity - January 1, 2024	$	1,088,687
Distributions		(1,624,999)
Net Income		1,655,569
Members' Equity - December 31, 2024	$	1,119,257

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2024

Cash flows from operating activities		
Net Income	$	1,655,569
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,589
Changes in operating assets and liabilities		
Accounts receivable		(57,778)
Accounts payable and accrued expenses		48,962
Net cash provided by (used in) operating activities		1,648,342
Cash flows from financing activities		
Distributions		(1,624,999)
Net cash provided by (used in) financing activities		(1,624,999)
Net increase (decrease) in cash		23,343
Cash as of December 31, 2023		74,084
Cash as of December 31, 2024	$	97,427
Supplemental disclosure of cash activities:		
Interest paid	$	-
State income taxes paid	$	182,001

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDING DECEMBER 31, 2024

The Company did not and has not had any subordinated liabilities.

SKYPOINT CAPITAL PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Skypoint Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of Delaware.

The Company was approved as a broker-dealer on December 24, 2020 by the SEC and FINRA.

The Company is approved to conduct business in the wholesaling of mutual funds, exchange traded funds, separately managed accounts, and limited partnerships. The Company does not execute or clear securities transactions nor maintains any customer accounts nor holds any customer funds or securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting, and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. As of December 31, 2024, the Company maintained $97,427 in two bank accounts.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable represent amounts that have been earned, in accordance with the terms of the Company's engagement letter with respective clients, that have not yet been collected. An allowance for credit losses is an estimate based on historical account write-off trends, facts about the current financial condition of the client, the age of past due accounts, forecasts of future operating results based on current trends, and macroeconomic factors. As of December 31, 2024, the Company considered 100% of the receivables to be collectible, therefore no allowance for non-collectability was necessary.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in United States' Generally Accepted Accounting Principles ("GAAP"). The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The majority of the Company's revenue during the year occurred from the wholesaling of mutual funds, exchange-traded funds, and separately managed accounts. The Company bills clients on a quarterly basis and accrues revenue on the last day of the month of the quarter in which revenues were earned. As of December 31, 2024, the Company accrued $1,092,784 in accounts receivables from clients in performing wholesaling services. As of January 1, 2024, the Company accrued $1,035,066 in accounts receivable from clients in performing wholesaling services.

Lease Accounting
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The update aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standards on January 1, 2021. See Note 4 – Operating Lease.

Income Taxes
As a limited liability company taxed as a partnership, the Company does not incur income taxes. Instead, its earnings are included in the member's personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes. During the year ended December 31, 2024, the Company elected to pay state income taxes totaling $182,001 at the entity level on behalf of taxpayers.

Advertising
Advertising expenses are recognized as incurred. During the year ended December 31, 2024, the Company expensed advertising and marketing costs of approximately $42,835.

Fair Value
The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

Fair Value, Continued
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Property and Equipment
Property and equipment are recorded at acquisition cost less accumulated depreciation over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Property and equipment recorded at cost as of December 31, 2024, consisted principally of furniture and fixtures, depreciated on a straight-line basis over five-year estimated useful lives.

Note 2 - Certain Significant Risks and Uncertainties

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings, including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations, audits, and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business. During the year ending December 31, 2024, the Company was not subject to any lawsuits or arbitrations.

During the year ended December 31, 2024, approximately 79% and 77% of the Company's revenue and receivable, respectively, was from one customer.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $23,307 which was $18,307 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $4,941.

Note 4 – Operating Lease

As of January 1, 2021, the Company adopted ASU 2016-02 (Topic 842) on a prospective basis using the effective date method. See Note 1 for additional information on this new accounting policy.

As of December 31, 2024, the Company maintained one operating lease for commercial space its satellite office in Alpharetta, Georgia. The lease at the Alpharetta, Georgia office is a short-term lease of twelve months set to expire at the end of March 2025. The Company has been renting space at its main location on a month-to-month basis and has not entered into any new operating lease.

Note 5 - Subsequent Events

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2024 through February 27, 2025, which is the date the financials were available to be issued. The Company is disclosing that a cumulative distribution of $200,000 was made in February 2025.

Note 6 – Related Parties

The Company is related to Principal Street Partners, LLC as two members of the Company are also owners of Principal Street Partners, LLC. The two owners are not involved in the management of the Company. Principal Street Partners, LLC is an investment adviser registered with the Securities and Exchange Commission who managed a mutual fund and separately managed account strategy that has been marketed by the Company as a wholesaler. Cumulative revenues earned by the Company from the related party for the year ended December 31, 2024 is $497,146, which represents 12% of total revenue of the Company. As of December 31, 2024, $36,921 is receivable from the related party.

Note 7 – Legal Matters

The Company is not the subject of litigation or any legal proceedings, including lawsuits or arbitrations, as of the date of issuance of these financial statements.

Note 8 – Contingent Liabilities

The Company is not aware of any matters or events for which the firm would need to post a contingent liability.

Note 9 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations presents the segment revenue and expenses for the year ending December 31, 2024.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDING DECEMBER 31, 2024

Net Capital

Total Members' Equity	$	1,119,257
Less: Non-Allowable Assets	$	1,095,950
Net Capital	$	23,307

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6 2/3%) of Aggregate Indebtedness)	$	4,941
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	18,307

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	74,120
Percent of Aggregate Indebtedness to Net Capital		318.02%

Reconciliation with FOCUS Report

Net Capital Computation	$	23,307
FOCUS IIA Net Capital Computation	$	23,307
Difference	$	-

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as filed by Skypoint Capital Partners,LLC on X-17a-5. Accordingly, no reconciliation is necessary.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Skypoint Capital Partners, LLC at and for the year ended December 31, 2024.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE III INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Skypoint Capital Partners, LLC at and for the year ending December 31, 2024.

SKYPOINT CAPITAL PARTNERS, LLC
EXEMPTION REPORT

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to the wholesaling of mutual funds, separately managed accounts, exchange traded funds, and limited partnerships and the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to the best knowledge and belief of the broker-dealer, this exemption report is true and accurate.

_______________________ 2-27-25

William B. Portwood
CFO

Date

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Skypoint Capital Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Skypoint Capital Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the wholesaling of mutual funds, separately managed accounts, exchange traded funds, and limited partnerships. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Skypoint Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skypoint Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ascent CPA Group, LLC

Atlanta, Georgia
February 27, 2025